Exhibit 99.1

Invitation

Extraordinary General Meeting

Prosensa Holding N.V.

December 9th 2014

Dear Shareholder,

On behalf of Prosensa Holding N.V. (“Prosensa”) it is a pleasure to invite you to attend the Extraordinary General Meeting (the “EGM”) on 13 January 2015. The meeting will be held at the offices of Prosensa at J.H. Oortweg 21, 2333 CH Leiden, The Netherlands. The meeting will start at 14:00 hrs. CET.

The business to be conducted at this EGM is set out in the agenda together with the explanatory notes to the agenda. You can find the agenda and other related documents and information regarding registration and voting by proxy on our website at http://ir.prosensa.eu/. They are also available for inspection at the offices of Prosensa.

Each of the Company’s management board and supervisory board has unanimously recommended that you vote “for” each of the proposals on the agenda that contemplate shareholder voting.

Registered holders

Shareholders whose ownership is registered directly in Prosensa’s shareholder register (such shareholders, the “Registered Shareholders”) who wish to attend the EGM in person may do so if (i) they hold shares in Prosensa on 16 December 2014 (the “Record Date”) and (ii) have given notice in writing to Prosensa prior to 9 January 2015 of their intention to attend the EGM. The notice must contain the name of the shareholder and the number of shares the shareholder will represent at the meeting. Registered Shareholders who wish to be represented by a proxy should submit a signed power of attorney to Prosensa before or on 9 January 2015. The form of power of attorney is available on our website at the address listed above. These shareholders or their representatives will receive a confirmation of registration from Prosensa.

Beneficial Owners

Shareholders holding their shares in an account at a bank, a financial institution, an account holder or other financial intermediary (such shareholders, the “Beneficial Owners”), must have their financial intermediary or their agent with whom the shares are on deposit issue a proxy to them which confirms they are authorized to take part in and vote at the EGM. Beneficial Owners who wish to attend the EGM may do so if they (i) hold shares in Prosensa on 16 December 2014, (ii) notify Prosensa of their intention to attend by submitting their name and number of shares beneficially owned notice in writing to Prosensa prior to 9 January 2015, and (iii) bring the proxy received from their financial intermediary to the meeting.

A Beneficial Owner who wishes to be represented by a proxy should follow the instructions and use the voting instrument provided by the bank, financial institution, account holder or other financial intermediary that holds the shares on such Beneficial Owner’s behalf.

Prosensa Holding N.V.

J.H. Oortweg 21, 2333 CH Leiden, The Netherlands

Correspondence address : P.O. Box 281, 2300 AG Leiden, The Netherlands

T: +31 (0)71 33 22 100 F: +31 (0)71 33 22 088 Email: info@prosensa.nl www.prosensa.com

Chamber of Commerce: The Hague 28076693 VAT NL8065.24.753.B01

Shareholders or their representatives may be requested to provide proof of identity before and during the meeting.

For further information, please contact Celia Economides, Senior Director IR & Corporate Communications of Prosensa at +1 917 941 9059 or via email c.economides@prosensa.nl.

I look forward to your participation on 13 January, 2015 at Prosensa’s offices at J.H. Oortweg 21, 2333 CH Leiden, The Netherlands.

Yours sincerely,

J.G.C.P. Schikan

Chief Executive Officer

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

SOME OF THE STATEMENTS CONTAINED IN THIS ANNOUNCEMENT ARE FORWARD-LOOKING STATEMENTS, INCLUDING STATEMENTS REGARDING THE EXPECTED CONSUMMATION OF THE ACQUISITION, WHICH INVOLVES A NUMBER OF RISKS AND UNCERTAINTIES, INCLUDING THE SATISFACTION OF CLOSING CONDITIONS FOR THE ACQUISITION, SUCH AS REGULATORY APPROVAL FOR THE TRANSACTION AND THE TENDER OF AT LEAST 80% OF THE OUTSTANDING ORDINARY SHARES OF THE COMPANY, THE POSSIBILITY THAT THE TRANSACTION WILL NOT BE COMPLETED AND OTHER RISKS AND UNCERTAINTIES DISCUSSED IN THE COMPANY’S PUBLIC FILINGS WITH THE SEC, INCLUDING THE “RISK FACTORS” SECTIONS OF THE COMPANY’S ANNUAL REPORT ON FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2013, AS WELL AS THE TENDER OFFER DOCUMENTS TO BE FILED BY BIOMARIN AND THE SOLICITATION/RECOMMENDATION STATEMENT TO BE FILED BY THE COMPANY. THESE STATEMENTS ARE BASED ON CURRENT EXPECTATIONS, ASSUMPTIONS, ESTIMATES AND PROJECTIONS, AND INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS THAT MAY CAUSE RESULTS, LEVELS OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS TO BE MATERIALLY DIFFERENT FROM ANY FUTURE STATEMENTS. THESE STATEMENTS ARE GENERALLY IDENTIFIED BY WORDS OR PHRASES SUCH AS “BELIEVE”, “ANTICIPATE”, “EXPECT”, “INTEND”, “PLAN”, “WILL”, “MAY”, “SHOULD”, “ESTIMATE”, “PREDICT”, “POTENTIAL”, “CONTINUE” OR THE NEGATIVE OF SUCH TERMS OR OTHER SIMILAR EXPRESSIONS. IF UNDERLYING ASSUMPTIONS PROVE INACCURATE OR UNKNOWN RISKS OR UNCERTAINTIES MATERIALIZE, ACTUAL RESULTS AND THE TIMING OF EVENTS MAY DIFFER MATERIALLY FROM THE RESULTS AND/OR TIMING DISCUSSED IN THE FORWARD-LOOKING STATEMENTS, AND YOU SHOULD NOT PLACE UNDUE RELIANCE ON THESE STATEMENTS. BIOMARIN AND THE COMPANY DISCLAIM ANY INTENT OR OBLIGATION TO UPDATE ANY FORWARD-LOOKING STATEMENTS AS A RESULT OF DEVELOPMENTS OCCURRING AFTER THE PERIOD COVERED BY THIS REPORT OR OTHERWISE.

Prosensa Holding N.V.

J.H. Oortweg 21, 2333 CH Leiden, The Netherlands

Correspondence address : P.O. Box 281, 2300 AG Leiden, The Netherlands

T: +31 (0)71 33 22 100 F: +31 (0)71 33 22 088 Email: info@prosensa.nl www.prosensa.com

Chamber of Commerce: The Hague 28076693 VAT NL8065.24.753.B01

ADDITIONAL INFORMATION AND WHERE TO FIND IT

THE TENDER OFFER FOR THE OUTSTANDING ORDINARY SHARES OF THE COMPANY HAS NOT BEEN COMMENCED. THIS ANNOUNCEMENT IS FOR INFORMATIONAL PURPOSES ONLY AND DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR A SOLICITATION OF AN OFFER TO SELL COMPANY SHARES. THE SOLICITATION AND OFFER TO BUY COMPANY SHARES WILL ONLY BE MADE PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS. AT THE TIME THE OFFER IS COMMENCED, BIOMARIN WILL FILE A TENDER OFFER STATEMENT ON SCHEDULE TO WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (“SEC”) AND THEREAFTER, THE COMPANY WILL FILE A SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WITH RESPECT TO THE OFFER. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE SINCE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. THE OFFER TO PURCHASE, SOLICITATION/RECOMMENDATION STATEMENT AND RELATED MATERIALS WILL BE FILED BY BIOMARIN AND THE COMPANY WITH THE SEC, AND INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THESE MATERIALS (WHEN AVAILABLE) AND OTHER DOCUMENTS FILED BY BIOMARIN AND THE COMPANY WITH THE SEC AT THE WEBSITE MAINTAINED BY THE SEC AT WWW.SEC.GOV. INVESTORS AND SECURITY HOLDERS MAY ALSO OBTAIN FREE COPIES OF THE SOLICITATION/RECOMMENDATION STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC BY THE COMPANY AT WWW.PROSENSA.COM.

Prosensa Holding N.V.

J.H. Oortweg 21, 2333 CH Leiden, The Netherlands

Correspondence address : P.O. Box 281, 2300 AG Leiden, The Netherlands

T: +31 (0)71 33 22 100 F: +31 (0)71 33 22 088 Email: info@prosensa.nl www.prosensa.com

Chamber of Commerce: The Hague 28076693 VAT NL8065.24.753.B01